SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PE
7/10/02

For the month of July 2002

BOUYGUES OFFSHORE S.A.

(Exact Name of Registrant as Specified in its Charter)

3, rue Stephenson, 78180 Montigny-le-Bretonneux, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F _

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): _____)

Enclosure:

Press release dated July 10, 2002, announcing that Saipem has completed its acquisition of a majority stake in Bouygues Offshore and that it has filed a standing offer in the French market for the remaining shares.

BOUYGUES OFFSHORE
PRESS RELEASE

Saipem completes acquisition of majority stake in Bouygues Offshore and files a standing offer for the remaining shares

Montigny-le-Bretonneux, France, July 10 2002 – Bouygues Offshore (NYSE: BWG–PARIS: BOS.PA) announces that Saipem, an Eni company, has completed the acquisition of Bouygues Construction's 50.8% stake in Bouygues Offshore and that it has filed with the French market authorities a standing offer ("garantie de cours") for the remaining shares held by the public.

The cash offer price of Euro 60.08 per share, has been unanimously recommended by the Board of Directors of Bouygues Offshore and it is equal to the price paid to Bouygues Construction for the acquisition of the majority stake. This offer price represents an approximately 25% premium over Bouygues Offshore's one-month average share price prior to the announcement of Saipem's deal with Bouygues Construction and values 100% of Bouygues Offshore at approximately □1billion.

This transaction, which last week received antitrust clearance from the European commission, represents the largest cross-border acquisition in Europe in the oilfield services sector. The combination of Saipem's recognised construction capabilities and Bouygues Offshore's powerful engineering and project management expertise will create a new, truly worldwide group with a superior competitive positioning in the provision of EPIC services to the oil industry.

The integration of Saipem and Bouygues Offshore will be facilitated by seven years of successful cooperation through the SaiBos joint venture, joint projects, and and other projects performed jointly.

Pietro Franco Tali, Chairman and CEO of Saipem, commenting on the deal, said: "We are confident that Bouygues Offshore shareholders will react positively to this offer, which is a full and fair one. We are excited about the prospect of combining and developing further the expertise of the two groups to create a worldwide leader in the provision of services to the oil industry"

Hervé Le Bouc, Chairman of Bouygues Offshore, said: "We are convinced that there is a strong industrial logic behind this transaction and that the offer is in the best interests of Bouygues Offshore, its shareholders, its employees and its customers."

The French standing offer is limited to non-U.S. holders of shares. As the shares of Bouygues Offshore are also listed on the New York Stock Exchange (in the form of ADSs), Saipem currently intends to launch a separate tender offer in the United States, open only to holders of shares resident in the United States and all holders of ADSs, concurrent with the French standing offer. Both offers are expected to commence in the second half of July, following approvals from the French market authorities, and will remain open for twenty business days.

Saipem is being advised by Morgan Stanley & Co. Limited and by Cleary Gottlieb Steen & Hamilton.

BOUYGUES OFFSHORE
PRESS RELEASE

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. More detailed information on the standing offer will be made available in the French prospectus which Saipem will publish once it has been approved by the Commission des Opérations de Bourse.

If and when Saipem S.p.A. commences its offer for ordinary shares and ADSs in the United States, it will file a tender offer statement or other appropriate documents with the U.S. Securities and Exchange Commission and Bouygues Offshore S.A., if required, will file a solicitation / recommendation statement with respect to the offer. The tender offer statement and related documents will contain important information that should be read carefully before any decision is made with respect to the offer. These documents will be made available to all holders of relevant Bouygues Offshore S.A. securities at no expense to them.

From design engineering to start-up and maintenance, Bouygues Offshore provides its customers with turnkey projects in offshore-onshore oil and gas contracting, liquefied gases, maritime and river works and chemicals-refining/energy-industry.

Driven by a strong commitment to the energy industry, an on-the-spot presence and a team of talented professionals, we deliver integrated solutions that are safe, innovative and promote the success of our clients and our Company.

Further information on the company can be found on line at www.bouygues-offshore.com.

Valérie Barlois-Leroux - Bouygues Offshore
Financial Communication - Investor Relations
tel.: 01 30 60 79 69 - fax: 01 30 60 84 48
e-mail: v.barlois@bouygues-offshore.com

Alexandra Noeuvéglise – Bouygues Offshore
Communication – Press Relations
tel.: 01 30 60 85 21 - fax: 01 30 60 84 48
e-mail: a.noeuveglise@bouygues-offshore.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOUYGUES OFFSHORE S.A.

Dated: July 10, 2002

By:______________________________
Name: Mireille Arvier
Title: Chief Financial Officer